Exhibit 18

January 21, 2010

Board of Directors and Management

Amylin Pharmaceuticals

Dear Members of the Board of Directors and Management:

Note 1 of the Notes to the Consolidated Financial Statements of Amylin Pharmaceuticals, Inc. included in its Form 10-K for the three years ended December 31, 2009 describes a change in the classification of reimbursements of research and development expenses under collaborative arrangements from revenue under collaborative arrangements to research and development expense.

There are no authoritative criteria for determining a ‘preferable’ method for presenting reimbursements of research and development expenses under collaborative arrangements, based on the particular circumstances, however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP